UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on fertilizer plant in Paraná

—

Rio de Janeiro, August 14, 2023 – Petróleo Brasileiro S.A. – Petrobras informs that it is in the final phase of studies for the resumption of fertilizer production at Araucária Nitrogenados (ANSA), its subsidiary in Paraná. After finalizing the technical and economic feasibility studies, the resumption project will be submitted for approval by the company's Executive Board and Board of Directors.

The plant has been shut down since 2020 and, after investments and adjustments to meet regulatory standards, it may resume operations in the first half of 2024.

According to CEO Jean Paul Prates, the fertilizer sector has strategic importance for Petrobras and for the country: "Brazil is a major producer of agricultural commodities, but dependent on fertilizers of foreign origin. This market has been facing many challenges worldwide. Petrobras is interested in investing in the reactivation of ANSA because of the synergy with Repar. In addition to reducing the country's dependence on the import of the product, with the operation, we will generate jobs and income ".

ANSA has the capacity to process about 1,900 tons per day of urea and 1,300 tons per day of ammonia, used in the production of agricultural fertilizers, as well as other sectors. The raw material used in the unit is asphalt residue, which can be obtained from the Presidente Getúlio Vargas Refinery (Repar), also located in the city of Araucária (PR).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer